

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail
Brian J. Rice
Chief Financial Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132

> **Re: Royal Caribbean Cruises Ltd.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 001-11884**

Dear Mr. Rice:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Lyn Shenk

     Lyn Shenk
     Branch Chief